September 8, 2006
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
VIA EDGAR

Re:	Kos Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2005 File No. 000-22171
Dear Ms. Allen:
We are in receipt of your letter dated August 17, 2006 commenting on Kos Pharmaceuticals, Inc.’s Form 10-K for the year ended December 31, 2005. We had previously requested an extension to respond until Friday September 8, 2006 because our corporate offices and the offices of our independent accountants were closed due to Tropical Storm Ernesto and the Labor Day holiday. We respectfully request an additional extension until September 15, 2006 to respond as we have not yet completed our collection of all of the information requested in the Staff’s comment letter.

Yours truly,
/s/ Juan F. Rodriguez
Juan F. Rodriguez
Senior Vice President, Controller

cc:	Adrian Adams Kevin P. Clarke Andrew I. Koven Rodney H. Bell (Holland & Knight, LLP) Keith A. Urtel (Ernst & Young, LLP)